Filed by Cott Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14d-2

Under the Securities Exchange Act of 1934, as amended

Subject Company: Primo Water Corporation

Commission File No: 001-34850

On January 13, 2020, Tom Harrington, Chief Executive Officer of Cott Corporation (“Cott”), sent the following email message all associates of Cott.

Dear Associates,

I wanted to share with you the news we just announced via press release regarding our new business strategy – to become a company focused on providing hydration solutions to customers when and how they want.

As part of this strategy, we announced the following actions:

1.	Cott has agreed to acquire Primo Water Corporation (Primo), a leading provider of water dispensers, purified bottled water, and self-service refill drinking water in the U.S. and Canada.

2.

Cott will rebrand the Cott Corporation name and stock ticker under the Primo brand, as Primo is well known for water solutions and sustainability. Cott will not rebrand until the Primo acquisition is completed. The rebranding will only impact the Cott name and will not result in changes to DS Services or the brands that we have spent years developing, such as Sparkletts, Crystal Springs, Standard Coffee, Eden Springs, and Mountain Valley.

3.

And as we shared last week, Cott has engaged advisors to explore strategic alternatives for S&D Coffee & Tea, including the potential sale of S&D to a new owner, so that Cott can focus primarily on water, and S&D will benefit from a more dedicated focus on their business.

As previously shared, these actions come after significant deliberation and consideration by the Cott Board and management team. Our agreement to acquire Primo builds upon the successful partnership between DS Services and Primo as DS Services is currently Primo’s primary bottler and distributor for their water exchange business. It will combine the expertise and innovation of two growing companies with complementary business models.

Primo has an outstanding team and shares our focus on product innovation, marketing partnerships, and the importance of sustainability. The addition of Primo offers cross-selling opportunities and the ability to expand Primo’s products and services across our 21-country footprint. We expect the acquisition to close in the first quarter of this year, subject to the typical conditions for transactions like this.

Our vision for the combined companies is to “be the complete water solutions provider. We work to inspire healthier lives through our better, safer water. That means all kinds of lives—busy, relaxed or somewhere in between. Whether a traveler, a homebody, a parent, or at work, we have environmentally-friendly solutions to meet their needs.”

I am thankful for each of you and the role you play in building a strong company. The new strategy and actions announced today are intended to strengthen our businesses and ensure we are maximizing the strengths and talents within them.

You can read more about today’s news by reading our press release, which is attached. Cott will also be hosting a conference call this morning at 10:00 am ET where you may listen in via the web at www.cott.com, or you can dial-in and listen to an overview of the acquisition details. The information for that call is in the attached press release. If you have any questions, please contact communications@cott.com.

Thank you for all that you do to make Cott a successful company.

Sincerely,

Tom Harrington

Chief Executive Officer

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Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Cott and its acquisition subsidiary will file an exchange offer statement on Schedule TO, Cott will file a registration statement on Form S-4 and Primo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Tender, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation / Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott will be available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo will be available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s and Primo’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, and the potential impact the transaction will have on Primo or Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott and Primo. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott and Primo as of the date of this communication. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.